

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax: +81-3-5259-6311

August 25, 2010

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

> **Re:** **Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2009**
> **Filed on September 29, 2009**
> **File No. 000-30204**

Dear Mr. Watai:

We have completed our review of your Form 20-F for the Fiscal Year Ended March 31, 2009 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief